Integrated Device Technology, Inc.

6024 Silver Creek Valley Road

San Jose, California 95138

December 20, 2012

Via EDGAR and Overnight Courier

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Peggy Kim, Special Counsel, Officer of Mergers & Acquisitions

Re:	Integrated Device Technology, Inc. Withdrawal of Registration Statement on Form S-4 (File No. 333-181571)

Dear Ms. Kim:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Integrated Device Technology, Inc. (“IDT”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form S-4 (File No. 333-181571), as initially filed with the Commission on May 22, 2012 and as amended on June 6, 2012, June 12, 2012, June 19, 2012, July 11, 2012, August 9, 2012, September 5, 2012, October 3, 2012, November 9, 2012 and December 7, 2012, together with all exhibits thereto (the “Registration Statement”), with such request to be approved effective as of the date hereof. The Registration Statement was never declared effective, and no securities have been exchanged, sold or issued thereunder.

On December 19, 2012, IDT and PLX Technology, Inc. (“PLX Technology”) mutually agreed to terminate the Agreement and Plan of Merger (the “Agreement”), dated as of April 30, 2012, by and among IDT, Pinewood Acquisition Corp., Pinewood Merger Sub, LLC and PLX Technology, pursuant to which IDT would have acquired PLX Technology. Also on December 19, 2012, IDT withdrew its related exchange offer (the “Offer”) to acquire all of the issued and outstanding shares of common stock, $0.001 par value, of PLX Technology and instructed Computershare, the exchange agent for the Offer, to promptly return all previously tendered shares. Because the proposed offering of the securities registered under the Registration Statement will not occur, IDT believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

In accordance with Rule 457(p) under the Securities Act, IDT requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We appreciate your assistance, and should you need any additional information, please feel free to contact our counsel Mark V. Roeder of Latham & Watkins LLP at (650) 463-3043 or Jamie K. Leigh of Latham & Watkins LLP at (650) 463-4663 at your convenience.

Sincerely,

Integrated Device Technology, Inc.

By:	/s/ Matthew Brandalise
Name: Matthew Brandalise
Title: General Counsel and Secretary

cc:	Richard D. Crowley, Jr., Integrated Device Technology, Inc.
Mark V. Roeder, Latham & Watkins LLP
Jamie K. Leigh, Latham & Watkins LLP